SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
          TO RULES 13d-1 (b) (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2 (b)

                           Dwango North America Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    267405108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      |X|   Rule 13d-1(b)
      |_|   Rule 13d-1(c)
      |_|   Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 267405108                    13G                     Page 2 of 8 Pages
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1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      HCFP Brenner Securities LLC
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

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3.    SEC USE ONLY


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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
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               5.    SOLE VOTING POWER

                     526,296*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            526,296*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      526,296*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.27%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      BD
--------------------------------------------------------------------------------

----------
* Comprised of shares underlying currently exercisable stock purchase warrants.

CUSIP No. 267405108                    13G                     Page 3 of 8 Pages
--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Steven D. Shaffer
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     526,296*
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            526,296*
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      526,296*
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      6.27%
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

      HC;IN
--------------------------------------------------------------------------------

----------
* Comprised of shares underlying common stock purchase warrants held by HCFP Brenner Securities LLC, the voting and dispositive power of which is exercisable by Mr. Shaffer.

Item 1.

      (a)   Name of Issuer.

            Dwango North America Corp.

      (b)   Address of Issuer's Principal Executive Offices.

            200 West Mercer Street
            Suite 501
            Seattle, WA  98119

Item 2.

      (a)   Name of Person Filing.

            This Schedule 13G is being filed by HCFP Brenner Securities LLC ("HCFP") and Steven D. Shaffer.

      (b)   Address of Principal Business Office or, if none, Residence.

            The principal business address of the reporting persons is:

            888 Seventh Avenue
            17th Floor
            New York, NY 10106

      (c)   Citizenship.

            Mr. Shaffer is a United States citizen.
            HCFP is a Delaware limited liability company.

      (d)   Title of Class of Securities.

            Common Stock, $.001 par value

      (e)   CUSIP Number.

            267405108


                               Page 4 of 8 Pages

Item 3. If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:

      (a)  |X|  Broker or dealer registered under Section 15 of the Act.
      (b)  |_|  Bank as defined in Section 3(a)(6) of the Act.
      (c)  |_|  Insurance Company as defined in Section 3(a)(19) of the Act.
      (d) |_| Investment Company registered under Section 8 of the Investment Company Act.
      (e)  |_|  Investment Adviser in accordance with Sec.
                240.13d-1(b)(1)(ii)(E).
      (f) |_| Employee Benefit Plan or Endowment Fund in accordance with Sec. 240.13d-1(b)(1)(ii)(F).
      (g)  |_|  Parent holding company, in accordance with Sec.
                240.13d-1(b)(ii)(G).
      (h) |_| A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
      (i) |_| A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
      (j)  |_|  Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J).

      If this statement is filed pursuant to Sec. 240.13d-1(c), check this box |_|.

Item 4. Ownership

      (a)   Amount Beneficially Owned.

            HCFP beneficially owns 526,296 shares of Common Stock underlying common stock purchase warrants. As the sole control person for HCFP, Mr. Shaffer may be deemed to beneficially own all such shares.

      (b) Percent of Class: 6.27% (based on 7,873,142 shares outstanding which includes (i) 7,557,352 shares reported outstanding on the Company's Quarterly Report on Form 10-QSB for the period ended September 30, 2004, filed on November 1, 2004 and (ii) an additional 315,790 shares issued as a result of a warrant exercise as reported on the Company's Current Report on Form 8-K filed on January 18, 2005. Percentage also assumes exercise of the warrants held by HCFP).

      (c)   Number of shares as to which each such person has

            (i)   sole power to vote or to direct the vote:       526,296 shares

            (ii)  shared power to vote or to direct the vote:         0

            (iii) sole power to dispose or to direct the disposition of:
                                                                  526,296 shares

            (iv)  shared power to dispose or to direct the disposition of: 0

Item 5. Ownership of Five Percent or Less of a Class.

      If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following |_|


                               Page 5 of 8 Pages

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

      Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

      Not applicable.

Item 8. Identification and Classification of Members of the Group.

      Not applicable.

Item 9. Notice of Dissolution of Group.

      Not applicable.

Item 10. Certification.


                               Page 6 of 8 Pages

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005


                                                  /s/ Steven D. Shaffer
                                                  ------------------------------
                                                        Steven D. Shaffer


                                                  HCFP Brenner Securities LLC

                                                  By: /s/ Ira Scott Greenspan
                                                      --------------------------
                                                      Name:  Ira Scott Greenspan
                                                      Title: Vice Chairman

      Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).


                               Page 7 of 8 Pages